UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date January 2, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

January 2, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE CANCELLATION OF COLOMBIAN SUBORDINATED BONDS

Bancolombia S.A. (Bancolombia) announces that the Colombian Superintendence of Finance, through official letter 2024151063-005-000 of December 10, 2024 (the “Official Letter”), formalized the cancellation of the registration of the Subordinated Bonds issued by Bancolombia S.A. in the Colombian National Registry of Securities and Issuers (“Registro Nacional de Valores y Emisores”, or “RNVE”) which were redeemed in full and had the following terms (the “Bonds”):

Security Title	ANN Code	ISINES related	Autorization Date	Name type
BONOS SUBORDINADOS MSE 1. TRAMO BANCOLOMBIA S.A.	COB07CBBO049	COB07CB00157 COB07CB00140 COB07CB00132	6/2/2009	Bonos Subordinados

The Official Letter was executed on December 30, 2024, and the Bonds were effectively canceled on December 31, 2024.
Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

2